

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 12, 2016

Aaron C. Johnson
President
Spotlight Capital Holdings, Inc.
601 South Figueroa St., Suite 4050
Los Angeles, CA 90017

>   **Re:** **Spotlight Capital Holdings, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed September 2, 2016**
>   **File No. 024-10606**

Dear Mr. Johnson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. Please make public a copy of the non-public draft offering statement that was previously confidentially submitted pursuant to Rule 252(d). Refer to Question 182.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

2. We note that you contemplate offering up to 50,000,000 shares of common stock at a price range of $0.02 to $1.00 per share. Tier 1 offerings are limited to $20,000,000. At $1.00 per common share, you would be offering up to $50,000,000. Please advise how your offering complies with the conditions of Rules 251(a)(1) and 253 which sets forth the conditions on the size of a Tier 1 offering and information that may be omitted from an offering circular. Please also clarify whether you intend to sell shares at different prices during the offering or fix the price for the duration of the offering at the time of qualification.

3. Please revise to include the financial statements required by paragraph (b) of Part F/S of Form 1-A. In this regard, we note that the included financial statements are incomplete, do not cover the required periods of time and are missing footnotes.

Offering Circular

Item 4. Dilution, page 3

4. We note that your authorized capital consists of common stock and preferred stock. We also note that this section references units, membership interests, Class A Members, Class B Members, Class A Unrestricted Stock and Class B Unrestricted Stock. Please revise this section so that it is applicable to your company and its capital structure.

Plan of Distribution, page 4

5. Please disclose how long the offering will last.

Signatures, page 26

6. We note your response to our prior comment 4 and reissue. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer, principal accounting officer, and at least a majority of your board of directors. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form 1-A.

Exhibit 12

7. We note your response to our prior comment 5 and reissue in part. Please have counsel revise the included opinion to opine that when the common stock is sold the securities will be legally issued.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure